EXHIBIT 99.1 - PRESS RELEASE DATED NOVEMBER 7, 2007

              SOUTH TEXAS OIL COMPANY PROVIDES OPERATIONS UPDATE

Austin, Texas - November 7, 2007 - South Texas Oil Company (NasdaqGM: STXX), an independent energy company today provided an update on company operations and filed a Regulation FD disclosure statement with the Securities and Exchange Commission.

Highlights:

   - The Company has received an increase in its credit facility from $15 million to $30 million.
   - Credit facility funds are being used for acquisitions, drilling and workover operations.
   -  Existing operations are being funded from cash flow.
   - The Company has sold its non-core interests in Atascosa, Frio and Somerset Counties for an approximate net gain of $1,062,000 for the Company.
   -  The Company has 9 wells drilled in the Bastrop field
   - The Bastrop field produced 14,974 gross cumulative barrels for the month of October 2007
   - Total production for the month of October averaged 684 gross bopd and 1,215 gross mcfd, a 31.30% over September 2007.
   -  A second drilling rig has been purchased to drill in the Bastrop field.
   - The Company intends reentering two Bastrop vertical wells and drill one horizontal leg in the Buda and one in the Austin Chalk before year end.
   - The Company intends to maintain its current schedule of drilling 2 Bastrop wells per month through the end of 2007

South Texas Oil Company's CEO, Murray Conradie stated, "We are pleased with the drilling success we are experiencing in our Bastrop field and with resources now focused on the South Central Texas properties, we anticipate further advances being made moving forward."

The Regulation FD disclosure document filed by the Company can be found on the Securities and Exchange Commission's website at www.sec.gov.

ABOUT SOUTH TEXAS OIL COMPANY

South Texas Oil Company has mineral interests in approximately 38,000 acres of oil and gas properties made up of approximately 20,000 acres in north east Colorado and 18,000 acres in south central Texas.

Certain statements made in this press release contain forward-looking statements that involve a number of risks and uncertainties. This forward-looking information is based on certain assumptions, including, among others, presently known physical data concerning size and character of reservoirs and economic recoverability. Some of these expectations may be based upon assumptions or judgments that prove to be incorrect. In addition, operations involve numerous risks and uncertainties, many of which are beyond South Texas Oil's control, which could result in expectations not being realized or otherwise materially affect the financial condition, results of operation and cash flows. Additional information regarding these and other risks are contained in South Texas Oil's filings with the Securities and Exchange Commission.

Contact:

Investor Contact:
BPC Financial Marketing
John Baldissera
800-368-1217